SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 5)

                   Under the Securities Exchange Act of 1934*

                             Celebrate Express, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    15100A104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

  Kenneth H. Shubin Stein, MD, CFA                  Stephen Roseman, CFA
  Spencer Capital Management, LLC             Thesis Capital Management, LLC
     1995 Broadway, Suite 1801                  60 E. 42nd St., Suite 1245
         New York, NY 10023                        The Lincoln Building
     Telephone: (212) 586-4190                      New York, NY 10165
                                                 Telephone: (212) 585-0100

--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:
    Michael A. Schwartz, Esq.                       John Olmstead, Esq.
   Willkie Farr & Gallagher LLP               Faust Rabbach & Oppenheim, LLP
        787 Seventh Avenue                    488 Madison Avenue, 10th Floor
     New York, NY 10019-6099                        New York, NY 10022
    Telephone: (212) 728-8000                    Telephone: (212) 751-7700
                                 August 17, 2006
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


-----------------------                                      -------------------
CUSIP No. 15100A104                                          Page 2 of 17 Pages
-----------------------                                      -------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Kenneth H. Shubin Stein, MD, CFA
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [ ]
                                                                    (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                              [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER

                                1,200,697
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                1,200,697
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            1,200,697
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                             [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            15.5%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D


-----------------------                                      -------------------
CUSIP No. 15100A104                                          Page 3 of 17 Pages
-----------------------                                      -------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Spencer Capital Management, LLC
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [ ]
                                                                    (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                              [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER

                                1,200,697
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                1,200,697
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            1,200,697
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                             [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            15.5%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D


-----------------------                                      -------------------
CUSIP No. 15100A104                                          Page 4 of 17 Pages
-----------------------                                      -------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Spencer Capital Opportunity Fund, LP
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [ ]
                                                                    (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                              [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER

                                718,995
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                718,995
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            718,995
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                             [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.3%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D


-----------------------                                      -------------------
CUSIP No. 15100A104                                          Page 5 of 17 Pages
-----------------------                                      -------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Spencer Capital Partners, LLC
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [ ]
                                                                    (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                              [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER

                                718,995
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                718,995
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            718,995
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                             [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.3%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D


-----------------------                                      -------------------
CUSIP No. 15100A104                                          Page 6 of 17 Pages
-----------------------                                      -------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Spencer Capital Offshore Opportunity Fund, Ltd.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [ ]
                                                                    (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                              [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER

                                481,702
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                481,702
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            481,702
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                             [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            6.2%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D


-----------------------                                      -------------------
CUSIP No. 15100A104                                          Page 7 of 17 Pages
-----------------------                                      -------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Spencer Capital Offshore Partners, LLC
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [ ]
                                                                    (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                              [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER

                                481,702
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                481,702
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            481,702
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                             [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            6.2%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D


-----------------------                                      -------------------
CUSIP No. 15100A104                                          Page 8 of 17 Pages
-----------------------                                      -------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Stephen Roseman, CFA
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [ ]
                                                                    (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                              [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Canada
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER

                                294,699
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                294,699
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            294,699
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                             [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            3.8%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D


-----------------------                                      -------------------
CUSIP No. 15100A104                                          Page 9 of 17 Pages
-----------------------                                      -------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Thesis Capital Management, LLC
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [ ]
                                                                    (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                              [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER

                                294,699
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                294,699
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            294,699
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                             [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            3.8%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IA, OO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D


-----------------------                                      -------------------
CUSIP No. 15100A104                                          Page 10 of 17 Pages
-----------------------                                      -------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Thesis Capital, LP
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [ ]
                                                                    (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                              [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER

                                54,008
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                54,008
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            54,008
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                             [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.7%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D


-----------------------                                      -------------------
CUSIP No. 15100A104                                          Page 11 of 17 Pages
-----------------------                                      -------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Thesis Capital Master Fund Limited
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [ ]
                                                                    (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                              [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER

                                240,691
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                240,691
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            240,691
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                             [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            3.1%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

Item 1.   Security and Issuer

     This Amendment No. 5 to Schedule 13D (this "Amendment No. 5") is being filed with respect to the beneficial ownership of common stock, par value $0.001 per share (the "Common Stock"), of Celebrate Express, Inc., a Washington corporation (the "Company"), to amend the Schedule 13D filed on June 22, 2006 (the "Schedule 13D") as amended by Amendment No. 1 thereto filed on June 27, 2006, Amendment No. 2 thereto filed on July 6, 2006, Amendment No. 3 thereto filed on August 2, 2006 and Amendment No. 4 thereto filed on August 9, 2006 ("Amendment No. 4"). Capitalized terms used but not defined in this Amendment No. 5 shall have the meanings ascribed thereto in the Schedule 13D as amended to the date hereof.

Item 3.   Source and Amount of Funds or Other Consideration

     Item 3 is hereby amended and restated by deleting the second paragraph of the text thereof and replacing it with the following:

     TC expended approximately $603,068.54 and TCMF expended approximately $2,680,953.93 in order to purchase the respective 54,008 and 240,691 shares of Common Stock that they beneficially own. The Thesis Funds purchased the Common Stock directly owned by them with their working capital, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.

Item 4.   Purpose of Transaction.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Items 4 and 6 of the Schedule 13D are hereby supplemented by adding thereto the following:

     On August 17, 2006, the Company and the members of the Shareholder Value Committee entered into a Settlement Agreement (the "Settlement Agreement") pursuant to which (i) the members of the Shareholder Value Committee agreed to terminate their solicitation of proxies in respect of the Annual Meeting, (ii) the Board was expanded to eight directors and Dr. Shubin Stein and Mr. Roseman were added to the Board, (iii) the Company agreed to include Dr. Shubin Stein and Mr. Roseman on the Company's slate of nominees for election as directors at the Annual Meeting, (iv) the Company agreed that Dr. Shubin Stein and Mr. Roseman would have direct access to Cowen and Company, LLC as it assists the Board and management of the Company in exploring strategic alternatives, and (v) the members of the Shareholder Value Committee agreed to vote at the Annual Meeting in favor of the Company's slate of director nominees.

The foregoing description of the Settlement Agreement is qualified by reference to the Settlement Agreement, which is attached hereto as Exhibit 3.

Item 5.   Interest in Securities of the Issuer.

Items 5(a), 5(b) and 5(c) are hereby amended and restated by deleting the entirety of the text thereof and replacing it with the following:

     (a) As of the close of business on August 18, 2006: (i) Dr. Shubin Stein was the beneficial owner of the 1,200,697 shares of Common Stock that are held directly by the Spencer Funds, which constitute in the aggregate 15.5% of the outstanding shares of Common Stock; (ii) SCM was the beneficial owner of 1,200,697 shares of Common Stock, which constitute in the aggregate 15.5% of the outstanding shares of Common Stock; (iii) SCF and SCP were the beneficial owners of 718,995 shares of Common Stock, which constitute in the aggregate 9.3% of the outstanding shares of Common Stock; (iv) SCOF and SCOP were the beneficial owners of 481,702 shares of Common Stock, which constitute in the aggregate 6.2% of the outstanding shares of Common Stock; (v) Mr. Roseman may be deemed to be the beneficial owner of 294,699 shares of Common Stock that are held directly by the Thesis Funds, which constitute in the aggregate 3.8% of the outstanding shares of Common Stock although he disclaims such beneficial ownership; (vi) TCM was the beneficial owner of 294,699 shares of Common Stock that are held directly by the Thesis Funds, which constitute in the aggregate 3.8% of the outstanding shares of Common Stock; (vii) TC was the beneficial owner of 54,008 shares of Common Stock that it directly owns, which constitute in the aggregate 0.7% of the outstanding shares of Common Stock; and (viii) TCMF was the beneficial owner of 240,691 shares of Common Stock that it directly owns, which constitute in the aggregate 3.1% of the outstanding shares of Common Stock.

     The percentages of the outstanding Common Stock set forth in this Amendment No. 5 were calculated on the basis that 7,759,821 shares of Common Stock were outstanding as of March 31, 2006, as represented by the Company in its Quarterly Report on Form 10-Q filed with the SEC on April 13, 2006.

     (b) Dr. Shubin Stein shares voting and dispositive power over the 1,200,697 shares of Common Stock held directly by the Spencer Funds with SCM, SCF, SCP, SCOF and SCOP. SCM shares voting and dispositive power over 1,200,697 shares of Common Stock with Dr. Shubin Stein, SCF, SCP, SCOF and SCOP. SCF and SCP share voting and dispositive power over 718,995 shares of Common Stock with Dr. Shubin Stein, SCM and each other. SCOF and SCOP share voting and dispositive power over 481,702 shares of Common Stock with Dr. Shubin Stein, SCM and each other.

     Mr. Roseman shares voting and dispositive power over the 294,699 shares of Common Stock held directly by the Thesis Funds with TCM, TC and TCMF. TCM shares voting and dispositive power over the 294,699 shares of Common Stock with Mr. Roseman, TC and TCMF. TC shares voting and dispositive power over 54,008 shares of Common Stock with Mr. Roseman and TCM. TCMF shares voting and dispositive power over 240,691 shares of Common Stock with Mr. Roseman and TCM.

     As a result of their determination to work together as disclosed in Item 4 above, the Spencer Capital Members and Thesis Capital Members may be deemed a "group" under the Exchange Act and, accordingly, each may be deemed to beneficially own the shares of the Common Stock beneficially owned by the others. Each of the Spencer Capital Members disclaims beneficial ownership of the Common Stock held by the Thesis Capital Members and any pecuniary interest therein, and each of the Thesis Capital Members disclaims beneficial ownership of the Common Stock held by each of the Spencer Capital Members and any pecuniary interest therein.

     (c) Transactions in the Common Stock by the Spencer Capital Members and the Thesis Capital Members effected since the filing of Amendment No. 4 to Schedule 13D are described in

Schedule I hereto, which Schedule is hereby incorporated by reference. All such transactions were effected on the open market.

     (d) Not applicable.

     (e) Not applicable.

Item 7.   Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby supplemented by adding thereto the following:

Exhibit 3 Settlement Agreement made and entered into as of August 17, 2006, by and among the Company, on the one hand, and SCM, SCF, SCP, SCOF, SCOP, Kenneth H. Shubin Stein, MD, CFA, TCM, TC, TCMF and Stephen Roseman, CFA, on the other hand.

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  August 21, 2006

                                   SPENCER CAPITAL MANAGEMENT, LLC




                                   By: /s/ Kenneth H. Shubin Stein, MD, CFA
                                       -----------------------------------------
                                       Name:   Kenneth H. Shubin Stein, MD, CFA
                                       Title:  Authorized Signatory



                                   SPENCER CAPITAL OPPORTUNITY FUND, LP

                                   By: Spencer Capital Partners, LLC,
                                       Its General Partner




                                   By: /s/ Kenneth H. Shubin Stein, MD, CFA
                                       -----------------------------------------
                                       Name:   Kenneth H. Shubin Stein, MD, CFA
                                       Title:  Managing Member



                                   SPENCER CAPITAL PARTNERS, LLC




                                   By: /s/ Kenneth H. Shubin Stein, MD, CFA
                                       -----------------------------------------
                                       Name:   Kenneth H. Shubin Stein, MD, CFA
                                       Title:  Managing Member



               [SIGNATURE PAGE TO AMENDMENT NO. 5 TO SCHEDULE 13D
                    WITH RESPECT TO CELEBRATE EXPRESS, INC.]

                                   SPENCER CAPITAL OFFSHORE OPPORTUNITY FUND,
                                   LTD.

                                   By: Spencer Capital Offshore Partners, LLC,
                                       Its Investment Adviser




                                   By: /s/ Kenneth H. Shubin Stein, MD, CFA
                                       -----------------------------------------
                                       Name:   Kenneth H. Shubin Stein, MD, CFA
                                       Title:  Managing Member



                                   SPENCER CAPITAL OFFSHORE PARTNERS, LLC




                                   By: /s/ Kenneth H. Shubin Stein, MD, CFA
                                       -----------------------------------------
                                       Name:   Kenneth H. Shubin Stein, MD, CFA
                                       Title:  Managing Member




                                   By: /s/ Kenneth H. Shubin Stein, MD, CFA
                                       -----------------------------------------
                                       Kenneth H. Shubin Stein, MD, CFA



                                   THESIS CAPITAL MANAGEMENT, LLC




                                   By: /s/ Stephen Roseman, CFA
                                       -----------------------------------------
                                       Name:   Stephen Roseman, CFA
                                       Title:  Manager



               [SIGNATURE PAGE TO AMENDMENT NO. 5 TO SCHEDULE 13D
                    WITH RESPECT TO CELEBRATE EXPRESS, INC.]

                                   THESIS CAPITAL, LP

                                   By: Thesis Capital Advisors, LLC,
                                       Its General Partner




                                   By: /s/ Stephen Roseman, CFA
                                       -----------------------------------------
                                       Name:   Stephen Roseman, CFA
                                       Title:  Manager



                                   THESIS CAPITAL MASTER FUND LIMITED




                                   By: /s/ Stephen Roseman, CFA
                                       -----------------------------------------
                                       Name:   Stephen Roseman, CFA
                                       Title:  Director




                                   By: /s/ Stephen Roseman, CFA
                                       -----------------------------------------
                                       Stephen Roseman, CFA



               [SIGNATURE PAGE TO AMENDMENT NO. 5 TO SCHEDULE 13D
                    WITH RESPECT TO CELEBRATE EXPRESS, INC.]

                                                                      SCHEDULE I

                               Transactions by SCM
                               -------------------

No trades have been effected on behalf of the Spencer Funds by SCM since the filing of Amendment No. 4.


                          Transactions by Thesis Funds
                          ----------------------------

Each of the following trades was effected by the Thesis Funds.

-------------- ------------------ --------------------- ------------------------

Type of         Date               Number of            Price per Share in
Transaction                        Shares               $US*

-------------- ------------------ --------------------- ------------------------
Purchase       8/8/06             155                   $11.58
-------------- ------------------ --------------------- ------------------------
Purchase       8/8/06             745                   $11.58
-------------- ------------------ --------------------- ------------------------
Purchase       8/9/06             103                   $11.95
-------------- ------------------ --------------------- ------------------------
Purchase       8/9/06             497                   $11.95
-------------- ------------------ --------------------- ------------------------
Purchase       8/10/06            1100                  $11.85
-------------- ------------------ --------------------- ------------------------
Purchase       8/15/06            2500                  $11.93
-------------- ------------------ --------------------- ------------------------


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